CONTRACTUAL OBLIGATIONS OF THE COMPANY

The following table presents, as at December 31, 2010, the Company’s known contractual obligations, aggregated by type of contractual obligation as set forth below. (expressed in thousands of Canadian dollars):

Contractual obligations	Total	Payments due by period
		Less than 1year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	-	-	-	-	-
Operating Lease Obligations	4,682	1,049	1,553	782	1,298
Capital Lease Obligations	-	-	-	-	-
Other Long term Obligations	1,350	-	-	-	1,350
Total contractual obligations	6,032	1,049	1,553	782	2,648